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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2020.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON REPORTS THIRD QUARTER 2020 FINANCIAL RESULTS

Toronto, Ontario – November 13, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, NYSE:EXN, and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report financial results for the three- and nine-month periods ended September 30, 2020. All dollar amounts are expressed in U.S. dollars unless otherwise specified.

Q3 2020 Financial and Operational Highlights (compared to Q3 2019)

●	Revenues increased by 56% to $9.7 million during Q3 2020 ($6.2 million in Q3 2019)
●	Gross profit improved to $2.5 million (Q3 2019 – loss of $1.0 million)
●	Production increased 23% to 524,312 silver equivalent (“AgEq”) oz (Q3 2019 – 427,131 AgEq oz), while sales increased 31% to 485,841 AgEq oz (Q3 2019 – 370,376 AgEq oz)
●	Total cash cost net of by-products per silver ounce payable decreased 31% to $12.60 (Q3 2019 – $18.18)
●	AISC per silver ounce payable decreased 34% to $18.92 (Q3 2019 – $28.46)
●	Production cost per tonne decreased 33% to $227 per tonne (Q3 2019 – $339 per tonne)
●	Net working capital totaled $10.5 million at September 30, 2020 (December 31, 2019 – $7.6 million)
●	Cash and marketable securities of US$10.1 million as at September 30, 2020 and improved liquidity following C$17.91 million convertible debenture issuance and repayment of Sprott Private Resource Lending US$6 million bridge loan
●	Other highlights during the quarter included:

○	listed and commenced trading on the NYSE American, LLC exchange (the “NYSE American”)
○	released updated Mineral Resource Estimate on the Evolución Project in Zacatecas, Mexico, totaling an indicated resource of 35.1 million AgEq oz grading 170 g/t AgEq and an inferred resource of 64.8 million AgEq oz grading 135 g/t AgEq
○	Finalized transition to private electricity supplier at Platosa, with substantial operational cost savings expected going forward

“This quarter was one of our best in years, with record tonnage, excellent metal recoveries and solid cost reductions, all in a rising metal price environment,” stated Brendan Cahill, President and CEO. “We are confident that we can improve further by realizing the benefit of the new lower-cost electricity contract that is now in place and through other optimizations underway. Our teams in Mexico deserve great credit for continuing to improve the operation, while ensuring safe operation of the business during the ongoing COVID pandemic.”

Mr. Cahill continued, “On the exploration front, we currently have three rigs operating at Platosa and one at Silver City, and we expect to start drilling at Oakley in the near term. Our focus over the coming quarters is resource growth and discovery, supported by cashflows from our improving Mexican operations.”

Financial Results

Financial results for the three- and nine-month periods ended September 30, 2020 and 2019 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q3 2020	Q3 2019	9-Mos 2020	9-Mos 2019
Revenue (1)	9,667	6,203	17,173	20,055
Production costs	(5,875)	(6,050)	(13,994)	(17,199)
Depletion and amortization	(1,269)	(1,140)	(3,204)	(3,458)
Cost of sales	(7,144)	(7,190)	(17,198)	(20,917)
Gross profit (loss)	2,523	(987)	(25)	(862)

Corporate administration	(1,502)	(1,151)	(5,009)	(3,540)
Exploration	(2,001)	(858)	(2,631)	(2,829)
Other expenses, net	(744)	(200)	(1,435)	(439)
Finance expenses, net	(292)	(71)	(1,829)	(459)
Income tax recovery (expense)	1,776	(365)	919	(765)
Net loss	(240)	(2,902)	(10,010)	(8,894)
Loss per share – basic and diluted	(0.01)	(0.14)	(0.36)	(0.44)

Cash flow used in operations (2)	(166)	(1,548)	(5,902)	(2,298)

Production cost per tonne (3)	227	339	324	304
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	12.60	18.18	16.80	12.58
All-in sustaining cost (“AISC”) per silver ounce payable ($/Ag oz)	18.92	28.46	29.28	22.51

Realized prices: (4)
Silver – ($US/oz)	24.82	17.65	20.18	15.78
Lead – ($US/lb)	0.84	0.94	0.80	0.88
Zinc – ($US/lb)	1.10	1.07	0.99	1.15

(1)	Revenues are net of treatment and refining charges (“TC/RCs”).
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Revenues increased by 56% to $9.7 million during Q3 2020 ($6.2 million in Q3 2019), driven by a 36% increase in silver ounces payable and a 41% increase in the average realized silver price relative to the comparative period.

Direct mining and milling costs included in cost of sales decreased 12% in Q3 2020 compared to Q3 2019, despite increases of 20% in ore mined and 31% in ore milled in Q3 2020, reflecting lower personnel costs and efficiencies realized following the pandemic-driven suspension in Q2 2020. Total cost of sales was flat with the comparative quarter after adjusting for movements in ore and concentrate inventories ($0.8 million) and no toll milling revenue in the current quarter ($0.3 million).

Net loss in Q3 2020 reflects a $2.7 million improvement over the prior year period based on higher revenues (by $3.5 million) and a $1.8 million non-cash recovery of deferred taxes, partly offset by higher exploration expenses (by $1.1 million), unrealized foreign exchange losses of $0.4 million and higher interest and other expenses of $0.8 million.

General and corporate administration expenses increased 30% or $0.3 million, including an increase of $0.1 million related to stock-based compensation and $0.2 million in administrative expenses, including certain one-time costs related to corporate development activities, listing on the NYSE American and the related share consolidation.

The $1.1 million increase in exploration expenditures over Q3 2019 primarily reflects increased exploration activity at Silver City ($0.9 million) and work conducted on the Kilgore Project ($0.5 million), partially offset by a delay of exploration activities in Mexico. Work continued on the Oakley Project, which is under option to and funded by Centerra Gold Inc.

Cash cost net of by-products per silver ounce payable (or Total Cash Cost) decreased to $12.60 in Q3 2020 (Q3 2019 – $18.18) driven by an 82% or $1.9 million increase in by-product credits and a 36% increase in silver ounces payable, partially offset a 236% or $1.7 million increase in TC/RCs relative to the comparative quarter. The increased TC/RCs were in line with the global zinc and lead concentrate industry charges, which saw the marked increase in TC/RCs in 2019 continue into 2020. Q3 2020 TC/RCs were pursuant to a renegotiated offtake agreement in respect of zinc concentrate, which delivered lower charges, but the operation incurred higher penalties for deleterious elements, particularly antimony, during the period. The Company plans to mitigate these penalties through increased ore blending in the future.

AISC net of by-products per silver ounce payable decreased to $18.92 in Q3 2020 due to lower total cash and sustaining costs and the increase in silver ounces payable. Excluding non-cash items, AISC was $17.82 in Q3 2020 (Q3 2019 – $27.38).

All financial information is prepared in accordance with IFRS. The information in this press release should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three- and nine-month periods ended September 30, 2020 and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three- and nine-month periods ended September 30, 2019, for a reconciliation of these measures to reported IFRS results.

Operating Results & Outlook

Operating performance for the periods indicated below was as follows:

	Q3	Q3	9-Mos	9-Mos
	2020	2019	2020	2019
Tonnes of ore mined:	21,877	18,167	45,046	56,967
Ore processed (t):	22,612	17,235	42,941	53,968
Historical stockpile processed (t):	-	-	-	1,450
Platosa ore processed (t):	22,612	17,235	42,941	55,418
Blended head grade (ore and historical stockpiles):
Silver (g/t)	483	512	510	509
Lead (%)	5.26	4.44	5.34	4.72
Zinc (%)	6.81	5.97	6.80	6.98
Recoveries:
Silver (%)	93.0	87.2	91.4	89.2
Lead (%)	85.0	77.7	84.0	78.9
Zinc (%)	80.9	76.5	78.3	78.1
Production(1)
Silver – (oz)	326,909	257,497	642,109	794,746
AgEq ounces (oz)(2)	524,312	427,131	1,082,978	1,532,330
Lead – (lb)	2,227,511	1,304,538	4,247,172	4,444,278
Zinc – (lb)	2,746,328	1,654,175	5,036,098	6,363,203
Payable:(3)
Silver ounces – (oz)	310,295	227,350	605,101	730,322
AgEq ounces (oz)(2)	485,841	370,376	1,001,710	1,414,106
Lead – (lb)	2,183,574	1,182,211	4,038,174	4,203,295
Zinc – (lb)	2,287,459	1,322,133	4,353,738	5,796,157
San Sebastián ore processed (t)	-	-	4,785	-

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data have been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period. Tonnes Mined and Ore processed are in DMT.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

The Mexican operations continued to realize improvements from organizational changes implemented prior to and during the pandemic-mandated shutdown. During Q3 2020, a record 21,877 tonnes of ore was mined from Platosa (Q3 2019 – 18,167) driven primarily by improved mine efficiency and increased equipment reliability. At the Miguel Auza Mill, significant improvements in metal recoveries reflect modifications and improvements made to the mill flotation circuits early in 2020, and better management of the thickening process and reagent use, resulting in silver production of 326,909 oz (Q3 2019 – 257,497 oz), the strongest quarter of silver production since Q2 2014.

Ongoing business improvements and lower electricity prices from the newly activated power contract at Platosa are expected to continue improving the operation’s economics. With recent metal price increases, the Company expects to be able to generate positive cash flows for the remainder of 2020.

COVID-19 Update

COVID-19 prevention, hygiene and safety measures, health screening, travel restrictions, contact tracing, testing and quarantine protocols are in place and have so far proven effective in protecting the workforce from confirmed COVID-19 cases that originated from community spread.

Other than due to the Q2 2020 suspension mandated by the Government of Mexico, to date there has been no material impact to production or shipment of concentrate from any of the Company’s operations as a result of COVID-19. Additionally, there has been no significant disruption to the supply chain of the Company’s operations. Excellon continues to monitor and implement business continuity measures to mitigate and minimize to the extent possible any potential impacts of the pandemic that might emerge in our operations, procurement and commercial activities.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer
(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company's public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: November 16, 2020	By:	/s/ Brendan Cahill
President and Chief Executive Officer